

Mail Stop 3030

March 19, 2009

Mr. Paul Coghlan
Vice President, Finance & Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

> **Re: Linear Technology Corporation**
> **Form 10-K for the Fiscal Year Ended June 29, 2008**
> **Filed August 25, 2008**
> **File No. 000-14864**

Dear Mr. Coghlan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Crane
Branch Chief